EXHIBIT 99.1

            BONSO ELECTRONICS REPORTS RESULTS FOR THE SECOND QUARTER

TORTOLA, British Virgin Island, November 15, 2006 - Bonso Electronics International, Inc (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the second quarter ended 30 September 2006.

The company reported that net sales for the three month period ended 30 September 2006 increased by 29.7% to $20,710,000 as compared to $15,962,000 during the same period last year. Net income increased by 98% to $483,000 or $0.08 per share (diluted) as compared to $244,000 or $0.04 per share (diluted) during the same period last year.

Net sales for the six month period ended 30 September 2006 was $36,831,000, which was 8% above $34,112,000 in the same period last year. Net income for the six month period ended 30 September was $941,000 or $0.16 per share (diluted), an increase of 6% when compared to the net income of $891,000 or $0.16 per share (diluted) in the same period last year.

Mr. Anthony So, Bonso's Chairman, President and CEO stated: " Our sensor based product sales remain strong. Yet, we are facing increasing pressure from rising oil prices, raw material prices and rapid increase in labor costs.. This has squeezed our gross profit margin from 19.7% to 18.9% in the second quarter when compared to the same period last year. Fortunately, we identified these factors early and took appropriate action to offset the impact on second quarter earnings. We still maintain a strong cash position and our cash position at the end of the quarter is $10.7 million, or approximately $1.92 per share"


About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.
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This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.

Attachments: 1. Balance Sheet 2. Income Statement
The attachments have not been included with this filing since the financial information has been included above.

For more information about Bonso, please contact

Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724